Mail Stop 3561

May 19, 2008

By Facsimile and U.S. Mail

Mr. J. Michael Walsh
President and Chief Executive Officer
Core-Mark Holding Company, Inc.
395 Oyster Point Boulevard, Suite 415
South San Francisco, CA   94080

> **Re:** **Core-Mark Holding Company, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **File No. 0-51515**
> **Filed March 14, 2008**

Dear Mr. Walsh:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1.   Where a comment below requests additional disclosure to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Item 1. Business

Customers, Products and Suppliers, page 3

2.   We note your disclosure throughout the filing in this section and Note 1 that the products you distribute include cigarettes, tobacco, candy, snacks, fast food, groceries, fresh products, diary, non-alcoholic beverages, general merchandise and health and beauty care products. We also note your disclosure that you provide certain other valuable services such as the VCI program to the convenience store industry. With these specific products and services offerings in mind, please expand your current disclosure to provide in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar products or services. Refer to Item 101(c)(1)(i) of Regulation S-K. Also, please revise the notes to your financial statements to provide the enterprise-wide disclosures regarding products and services required by paragraph 37 of SFAS 131.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 25

3.   Recent news reports regarding the economy and analysis of the recent difficulties in the housing, financial and credit markets have focused on the negative impact these uncertain times have had on consumer retail spending in 2007 and 2008. Further, these reports support the contention that current economic difficulties have and will continue to cause consumers to reduce their retail spending in light of continued increases in the cost of food and gasoline, and the increase in fuel and other operating costs for companies with large distribution systems like your operations. However, your disclosure do not discuss these trends and if trends such as continued increases fuel costs have had an impact your business as well as what affect you expect these trends and the current economic environment is having and may continue to have on your business and in future periods. Accordingly, please revise your disclosure to perhaps provide an overview of your current year performance and discuss these trends and how these current economic issues are affecting your operations in 2008 and discuss any specific business trends occurring in 2007 and 2008 and what impact you anticipate they will have in future periods. In this regard, discuss any specific programs you have or will develop to address these trends to offset their impact on results of operations in future periods. See Item 303(a)(1)(2)(3) of

Regulation S-K. Also, for further guidance please refer to Interpretative Release Nos. 33-8350 and 34-48960 issued by the Commission in December 2003.

Business Development, page 25

4.   You discuss the lost of revenue from a major tobacco manufacturer in Canada and the likelihood of losing additional business in Canada due to more conversions to direct-to-store delivery of products to retailers. In light of the significant increases in fuel and general transportation costs, please revise you disclosure to discuss the likelihood of this becoming a trend in the future and the possible risk of additional lost revenue from your larger retail customers due to similar conversions to direct-to-store delivery of products to retailers in the United States, or explain to us why you do not believe the potential risk exists within the United States for lost revenues in this manner.

Critical Accounting Policies and Estimates, page 36

5.   Your current disclosure for several of the critical accounting estimates appears to be a duplication of the disclosure provided in Note 2 for the same area under significant accounting policies. Please revise your disclosure to provide a more insightful, quantified analysis of your critical accounting estimates. In doing so, disclose the amounts of estimates that materially affected your reported earnings and the amounts of the related estimates recorded for each period presented. Please also provide an analysis of the effects of material changes in your critical accounting estimates on revenues, costs and expenses and gross profit for the periods presented. In addition, discuss why your estimates or assumptions bear the risk of change, including whether there are uncertainties attached to the estimates or assumptions or whether the estimates are difficult to measure or value. Further, provide an analysis, to the extent material, of the factors you consider at arriving at the estimates or assumptions, how accurate the estimates or assumptions have been in the past and whether the estimates are reasonably likely to change in the future. Please refer to SEC Release No. 33-8350.

Consolidated Financial Statements

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies, page 48

General

6.   We note that you classify warehousing and distribution expenses in the selling, general and administrative expense line item instead of the cost of goods sold line item. Please revise your disclosure in management's discussion and analysis to indicate that your gross margins may not be comparable to those of other entities since some include all of the costs related to their distribution network in cost of goods sold and others like you exclude them from gross margin, including them instead in other line items.

Risks and Concentrations, page 50

7.   Your disclosure indicates that product purchases are declining from both of your major cigarette suppliers reflecting the continuing decline in the demand for cigarettes, your major source of revenue. As noted in your disclosure of net sales, approximately 70% of your net sales in fiscal 2007 resulted from the sale of cigarettes. Please expand your disclosure to discuss the risks associated with this continuing decline and the potential resulting decline in overall revenues and vendor allowances from cigarette manufacturers in future periods. Refer to paragraph .22(b) of SOP 94-6.

Goodwill and Intangible Assets, page 52

8.   Please disclose the date each year you review goodwill for impairment.

Note 11. Earnings Per Share, page 63

9.   We note your inclusion of warrants issued in your computation of the number of shares outstanding used for calculation of EPS data. Tell us how you determined the 400,000 shares of common stock due to conversion of outstanding warrants at the end of fiscal 2007. Please also explain to us and revise your disclosure to separately include in a note to the financial statements the nature of the warrants being used, to whom and when the warrants were issued and at what conversion price, the number remaining for all periods presented and how you accounted for these warrants under EITF 00-19. We may have further comment.

Note 13. Employee Benefit Plans, page 68

10.   Please explain to us and revise your disclosure to include the basis and reason why your assumption for discount rates increased in 2007 on all of your benefit plans.

General

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
     • the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

Please send us your response to our comments within ten business days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or the undersigned at (202) 551-3281, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief